Exhibit 99.4

Notes to proxy 1. As a shareholder you have the right to appoint a person, who need not be a shareholder of Nutrien Ltd. (the “Corporation”), to attend and act on your behalf at the Annual Meeting of Shareholders of the Corporation to be held on Wednesday, May 6, 2026 at 1:30 p.m. (Central Standard Time) (the “Meeting”). This right may be exercised by inserting such other person’s name in the blank space provided (see reverse) and striking out the names of the persons designated by the Corporation (the “Nutrien Designees”) listed on the reverse and by delivering the completed form of proxy to the Corporation as indicated below. In addition, if you are appointing a proxyholder other than the Nutrien Designees that will be attending the Meeting virtually, YOU MUST go to http://www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required information for your proxyholder so that Computershare may provide your proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the Meeting. Without a username your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or submit questions at the Meeting. 2. If the common shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual you must sign this form of proxy with signing capacity stated, and you may be required to provide documentation evidencing your power to sign this form of proxy. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President. 3. This form of proxy should be signed in the exact manner as the name(s) appear(s) on the form of proxy. 4. If this form of proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the shareholder. 5. The common shares represented by this form of proxy will be voted as directed by the shareholder, however, if such a direction is not made in respect of any matter, this form of proxy will be voted as recommended by Management. 6. The common shares represented by this form of proxy will be voted in favour or withheld from voting or voted against each of the matters described herein, as applicable, in accordance with the instructions of the shareholder, on any ballot that may be called for and, if the shareholder has specified a choice with respect to any matter to be acted on, the common shares will be voted accordingly. 7. This form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting or other matters that may properly come before the Meeting or any adjournment or postponement thereof. 8. This form of proxy should be read in conjunction with the accompanying documentation provided by Management. Forms of Proxy submitted must be received by 1:30 p.m. (Central Standard Time) on Monday, May 4, 2026, or, if the Meeting is adjourned or postponed, by not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable. VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK! If you vote by telephone or the Internet, DO NOT mail back this form of proxy. Voting by mail may be the only method for common shares held in the name of a corporation or common shares being voted on behalf of another individual. Voting by mail or by Internet are the only methods by which a shareholder may appoint a person as proxyholder other than the Management nominees named on the reverse of this form of proxy. Instead of mailing this form of proxy, you may choose one of the two voting methods outlined above to vote this form of proxy. To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below. Form of Proxy - Annual Meeting of Shareholders to be held on Wednesday, May 6, 2026 0254SB This Form of Proxy is solicited by and on behalf of Management. Fold Fold CONTROL NUMBER • Call the number listed BELOW from a touch tone telephone. • Go to the following web site: www.investorvote.com • Smartphone? Scan the QR code to vote now. • You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com. • Via live audio webcast online at https://meetings.lumiconnect.com/400-282-047-677 (password: nutrien2026) on Wednesday, May 6, 2026 at 1:30 p.m. (Central Standard Time) and at any adjournment or postponement thereof. 320 Bay Street, 14th Floor Toronto, ON M5H 4A6 www.computershare.com To Vote Using the Telephone To Vote Using the Internet To Receive Documents Electronically To Virtually Attend the Meeting Holder Account Number Security Class 1-866-732-VOTE (8683) Toll Free Nutrien TM Computershare

Appointment of Proxyholder

I/We being holder(s) of common shares of the Corporation hereby appoint: Ken A. Seitz, or failing him, Russell K. Girling.

OR

Print the name of the person you are appointing if this person is someone other than the Nutrien Designees listed herein.

Note: If you are appointing a proxyholder other than the Nutrien Designees listed to the left that will be attending the Meeting virtually, you must return your form of proxy and MUST go to http://www.computershare.com/Nutrien by 1:30 p.m. (Central Standard Time) on May 4, 2026, or, if the Meeting is adjourned or postponed, not less than 48 hours (excluding Saturdays, Sundays and holidays) before the time and date of the convened or reconvened meeting, as applicable, and provide Computershare with the required information for your proxyholder so that Computershare may provide your proxyholder with a username via email. This username will allow your proxyholder to log in and vote at the Meeting. Without a username your proxyholder will only be able to log in to the Meeting as a guest and will not be able to vote or submit questions at the Meeting.

as my/our proxyholder with full power of substitution and to attend, act and vote for and on behalf of the shareholder in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) on the following matters and all other matters that may properly come before the Annual Meeting of Shareholders of the Corporation to be held virtually via live online webcast at https://meetings.lumiconnect.com/400-282-047-677 (password: nutrien2026) on Wednesday, May 6, 2026 at 1:30 p.m. (Central Standard Time) and at any adjournment or postponement thereof.

Fold

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against		For	Against		For	Against
01. Christopher M. Burley	☐	☐	02. Maura J. Clark	☐	☐	03. Russell K. Girling	☐	☐
04. Michael J. Hennigan	☐	☐	05. Miranda C. Hubbs	☐	☐	06. Raj S. Kushwaha	☐	☐
07. Consuelo E. Madere	☐	☐	08. Keith G. Martell	☐	☐	09. Aaron W. Regent	☐	☐
10. Ken A. Seitz	☐	☐	11. Nelson L. C. Silva	☐	☐	12. Carolyn M. Tastad	☐	☐

	For	Withhold
2. Re-Appointment of Auditors Re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation.	☐	☐

	For	Against
3. Non-Binding Advisory Say on Pay A non-binding advisory resolution to accept the Corporation's approach to executive compensation.	☐	☐

Fold

Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the proxy appoints the Management Nominees, this Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s)

Date

DD / MM / YY

Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

If you are not mailing back your proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

N L U Q 389484 A R 1

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